UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): September 20, 2022

Electro-Sensors, Inc.

(Exact name of Registrant as Specified in its Charter)

Minnesota
(State Or Other Jurisdiction Of Incorporation)

000-09587		41-0943459
(Commission File Number)		(I.R.S. Employer Identification No.)

6111 Blue Circle Drive
Minnetonka, MN		55343-9108
(Address of Principal Executive Offices)		(Zip Code)

(952) 930-0100
Registrant’s Telephone Number, Including Area Code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock	ELSE	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

In a Form 8-K dated June 10, 2022, Electro-Sensors, Inc. (“ELSE” or “Electro-Sensors”) announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mobile X Newco, Inc., a Delaware corporation and wholly owned subsidiary of ELSE (the “Merger Sub”), and Mobile X Global, Inc., a Delaware corporation (“Mobile X”) (together with ELSE and Merger Sub, the “Parties”), pursuant to which Merger Sub will merge with and into Mobile X, with Mobile X surviving the merger as a wholly owned subsidiary of ELSE (the “Merger”). Mobile X Global, Inc. is a new entrant in the global mobile industry founded by Peter Adderton. Mobile X plans to launch a new mobile brand called Mobile X in the U.S. in 2022, enabled by a network access agreement with a major carrier.

The June 10, 2022 Form 8-K contained a description of the Merger Agreement, as well as other agreements. Electro-Sensors, Inc. stated that the description of the Merger Agreement in the Form 8-K did not purport to be complete and was qualified in its entirety by reference to the Merger Agreement filed as Exhibit 2.1 to the Form 8-K and incorporated into the Form 8-K by reference.

The Form 8-K also reported that in connection with the Merger Agreement, a third-party institutional investor had entered into a commitment letter with Mobile X to provide equity financing of up to $20.0 million upon closing of the Merger in the form of convertible preferred stock. This commitment was subject to diligence and definitive agreements satisfactory to the third-party institutional investor, including an agreement for a $50.0 million equity line of credit to be provided by the investor. By its terms, the commitment letter originally would terminate on October 31, 2022.

Mobile X has informed Electro-Sensors that on September 20, 2022, Mobile X and the third-party institutional investor entered into an amendment to the commitment letter extending the commitment letter expiration date to January 31, 2023. The other terms and conditions of the commitment letter were not changed and remain in effect.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a proxy statement/prospectus/consent solicitation statement included in a Form S-4 Registration Statement that Electro-Sensors will file with the SEC. ELECTRO-SENSORS URGES INVESTORS, SHAREHOLDERS AND OTHER INTERESTED PERSONS TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT/CONSENT SOLICITATION STATEMENT AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ELECTRO-SENSORS, MOBILE X GLOBAL, AND THE PROPOSED TRANSACTIONS. When final, the definitive proxy statement will be mailed to Electro-Sensors’ shareholders as of a record date to be established for voting on the proposed transaction, and a definitive consent solicitation statement will be sent to the MobileX shareholders. Shareholders will also be able to obtain a copy of the documents (when available), without charge, by directing a request to: Electro-Sensors, Inc., 6111 Blue Circle Drive, Minnetonka, MN 55343. These documents, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Electro-Sensors, Inc., Mobile X Global, Inc., and their respective directors and executive officers may be considered participants in the solicitation of proxies by Electro-Sensors, Inc. in connection with the proposed transaction. Information about the directors and executive officers of Electro-Sensors, Inc. is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and its 2022 Proxy Statement, which were filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Electro-Sensors’ shareholders in connection with the proposed merger will be included in the definitive proxy statement/prospectus that Electro-Sensors intends to file with the SEC.

Non-Solicitation

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This Form 8-K includes, or may be deemed to include, certain forward-looking statements concerning Electro-Sensors, Mobile X Global and the proposed transactions within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding future financial performance, future growth, and the development of future products and services; the benefits of the proposed transactions, including anticipated growth and synergies; the combined company’s plans, objectives and expectations and intentions; the expected timing of the proposed transactions; and future acquisitions. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the proposed transactions described in this Form 8-K will be completed, or that they will be completed as currently proposed, or at any particular time. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Electro-Sensors as well as the business of Mobile X Global. Many of these risks, uncertainties and contingencies related to Electro-Sensors are presented in Electro-Sensors’ Annual Report on Form 10-K and, from time to time, in Electro-Sensors’ other filings with the SEC. These and other risks related to the business of Mobile X Global will be presented in the proxy statement/prospectus/consent solicitation statement to be filed with the SEC.

The information here should be read considering these risks and the following considerations: the ability of the merger parties to obtain definitive investment documents and close on the equity investments necessary to complete the merger, even with the extension of the commitment letter described above; the ability of MobileX to successfully launch its business, attract subscribers, and achieve the levels of customer service, revenues and costs that it currently expects; the ability of the combined company to successfully maintain a Nasdaq Capital Market listing; the ability of the combined company to successfully access the capital markets to finance expansion and acquisitions; the ability of the combined company to identify and acquire appropriate acquisition targets and successfully integrate these companies into its operations; the ability of the combined company to achieve synergies between its legacy sensor business and its new MobileX business; the conditions to the closing of the merger may not be satisfied or an event, change or other circumstance could occur that could give rise to the termination of the merger agreement; the merger may involve unexpected costs, liabilities or delays, resulting in the merger not being consummated within the expected time period; risks that the announced merger may disrupt current Electro-Sensors plans and operations or that the business or stock price of Electro-Sensors may suffer as a result of uncertainty surrounding the merger; the outcome of any legal proceedings related to the merger; and Electro-Sensors or Mobile X Global may be adversely affected by other economic, business, or competitive factors.

SIGNATUREs

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRO-SENSORS, INC.

By:	/s/ David L. Klenk
David L. Klenk, Chief Executive Officer and Chief Financial Officer

Date: September 26, 2022

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